October 6, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (949) 361-4366

Mr. Michael S. Hahn
Pacific Coast National Bancorp
1291 Puerta del Sol, Suite 200
San Clemente, CA 92673-6310

Re:	Pacific Coast National Bancorp
	Form SB-2 filed September 8, 2004
	File No. 333-118859

Dear Mr. Hahn:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Front Cover of Prospectus

1. Confirm that the outside front cover page of the prospectus will be one page. Refer to Item 501(a) of Regulation S-B.

2. Please move the section titled "How to Subscribe" past the Risk factor section.

Why we are organizing a new bank - page 2

3. Please provide us with a copy of the ESRI Business Information
System forecast referenced in the fifth paragraph. Tell us whether you paid ESRI to prepare this forecast.

Executive officers, directors, and organizers - page 3

4. Please define and clarify the function of the "Organizers Advisory
Committee."

5. In the last sentence of the final paragraph on page 3, state that purchases to meet the minimum would be for investment and not for resale.

We expect to incur losses during our initial years of operation - page
8

6. Consider including in this section an explanation that the higher interest rates necessary to establish market share, which you mention in the summary on page 2, may decrease the overall initial profitability.
Risk Factors - general

7. Please consider disclosing the inherent risks associated with the type of lending you plan to do (construction and development, commercial real estate, etc) in your capacity as a start-up banking institution and the risk of default.

8. Please consider adding a risk factor that summarizes the mechanisms in place that may prevent a change of control without director consent. Please include: executive compensation as well as the anti-takeover measures discussed on page 46.

Caution Regarding Forward-Looking Statements - page 13

9. Remove any references to the Litigation Reform Act sections. They do not apply to an initial public offering.

Use of Proceeds - page 17

10. In the chart for Pacific Coast National Bank where you allocate the proceeds of the minimum offering, you list the minimum amount of the capital injection at $14,517,000. However, in the paragraph preceding this section, you retain the right to reserve a larger portion of the offering to be used for general corporate purposes of Pacific Coast National Bancorp as long as no less than $14,300,000 is used to fund the bank`s initial capitalization. The latter amount should be reflected in the chart or in a footnote to the chart.

Use of Proceeds; Organizational Expenses - page 17

11. As required by Item 504(1), please disclose the amount of debt Pacific Coast National Bancorp has incurred in order to satisfy the organization expenses. Please include the terms of repayment including the interest rate and maturity of the loan.

12. Please consider adding more detail to the organizational expenses chart, including the breakdown of fees of fees for services and consulting provided by Bankmark, organizers, executives, etc.

13. You state that you expect to incur total costs of $1,983,000 organizational and other pre-opening expenses that you expect to incur through the anticipated opening date of the Bank. However, on pages 8 and 12, you state that you expect to incur a total of $2.1 million of organizational and other pre-opening expenses. Please revise to reconcile this difference. Please also revise the table to state the amounts currently recognized in the financial statements.


Management`s Discussion and Analysis of Financial Condition and Plan of Operations

General

14. Please revise to include any recent accounting pronouncements that are not yet effective which may have an effect on the financial statements. Refer to SAB No. 74.

Bankmark & Financial Marketing Services - page 19

15. In the second full paragraph on page 19, you discuss consulting services of Bankmark for which you have paid $450,000 and expect to pay more through an extension of their consulting agreement. Please clarify how long you expect this agreement to be extended and how you arrived at the $636,243 figure for external consultants as listed in the Organizational Expenses on page 17.

16. Please confirm that the amount of $338,772 for additional services provided by Bankmark as detailed on page 19, is reflected as part of the $453, 571 allocated for "other office expenses" listed in the organizational expenses on page 17.

17. In addition, on page 52, you discuss consulting fees of $85,000 paid to Bankmark in connection with their assistance preparing regulatory applications. It is unclear whether these fees are included in the consulting fees on page 19, whether they are legal fees or whether they are fees in addition to the organizational expenses listed. Please discuss these fees with the other fees associated with Bankmark on page 19 and provide total fees paid to Bankmark or expected to be paid to Bankmark.

Interest rate sensitivity and liquidity - page 20

18. Please revise your liquidity section to discuss your current funding situation. Revise to discuss the organizer contribution deposits recorded on your balance sheet, as well as the line of credit and the organizer guarantees referred to on page 7.

Executive Compensation - page 36

19. You discuss the consulting agreements existing with executives and GRCAC LLC on page 36. Please also discuss these agreements in the
"Related Party Transactions" section on page 44.   Please provide more
details as to the nature of these consultant services.

Financial Statements

Footnotes-General  -  page F-7

20. Please revise to include a footnote disclosing the terms of your employment agreements with certain members of management.

21. Please revise to disclose the terms of your agreement with Bankmark & Financial Marketing Services.

22. Please revise to disclose in your notes to the financial statements all related party transactions and relationships. We note you have entered into business transactions with two of your organizers. Refer to paragraph 2 of FASB No. 57.

Note A - Summary of Significant Accounting Policies - page F-7

23. Please revise to include your policies for the accounting of your organizational costs and accounting for warrants and options as they appear to be significant to your business in its startup phase.

Note A - Summary of Significant Accounting Policies - page F-7

24. You state in the last sentence of the first paragraph that "it is the company`s intention to sell a minimum of 1,600,000 shares of common stock...". Please explain why this amount is not 1,700,000 shares, as disclosed in other sections.

Dealer Prospectus Delivery Obligation

25. As required by Item 502(b) of Regulation SB, please provide a Dealer Prospectus Delivery Obligations section on the back cover.

Inside Back Cover of Prospectus

26. Please confirm that page numbers will be added to the Table of Contents as required by Item 502(a) of Regulation S-B.

General

27. Please consider the updating requirements of Item 310(g) of Regulation S-B when you file your next amendment to the registration statement.

28. Please include an updated and signed accountants` consent in any pre-filing amendments.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Schimkaitis at (202) 824-5342 or John Nolan at
(202) 942-1783 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn
McHale at (202) 824-5538 or me at (202) 942-1760 with any other questions.


						Sincerely,


						Todd K. Schiffman
						Assistant Director




cc:	Peter G. Weinstock
	Geoffrey S. Kay
	Jenkins & Gilchrist, a Professional Corporation
	1445 Ross Avenue, Suite 2900
	Dallas, TX 75202-2799
Pacific Coast National Bancorp
Mr. Michael S. Hahn
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